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[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

April 20, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:
TransDigm Group Incorporated Registration Statement on Form S-3

Ladies and Gentlemen:

        On behalf of TransDigm Group Incorporated (the "Company"), for the purpose of registering 11,500,000 shares of common stock, par value $0.01 per share, of the Company under the Securities Act of 1933, as amended (the "Securities Act"), offered by the selling stockholders named therein, we transmit herewith for filing with the Securities and Exchange Commission (the "Commission") in electronic format via EDGAR the Company's Registration Statement on Form S-3 (the "Registration Statement").

        In accordance with Rule 111 under the Act, Rule 13(c) of Regulation S-T promulgated under the Act and 17 CFR 202.3a, the Company has sent by wire transfer to the Commission's lockbox depository the amount of $13,614.00 in payment of the required registration fee.

        If you have any questions or need further information, please contact the undersigned at (212) 728-8593.

Very truly yours,
/s/ RUSSELL L. LEAF Russell L. Leaf
cc:
Gregory Rufus, TransDigm Group Incorporated
Cristopher Creer, Willkie Farr & Gallagher LLP

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